Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Suite 612

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

September 13, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4631

Attn: Asia Timmons-Pierce, Staff Attorney

Washington, D.C. 20549

RE:	KT High-Tech Marketing Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 30, 2016
File No. 333-212272

Dear Ms. Timmons-Pierce:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the S-1 (last filed August 30, 2016) for KT High-Tech Marketing Inc. (the “Company”).

The following responses address the comments of the reviewing staff (the “Staff”) of the Commission as set forth in the comment letter dated September 9, 2016 (the “Comment Letter”) in response to the filing of the Form S-1 in August 2016. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the instant Form S-1.

Description of Securities, page 14

Common Stock, page 14

1. Please revise to make clear the amount of shares of common stock being offered by the company and the amount of shares of common stock being offered by the selling security holders.

Response: The Company has made applicable revisions in this section of the Form S-1/A to address this comment.

Selling Shareholders, page 26

2. We note your response to comment four of our letter dated July 14, 2016. Please revise this section to disclose any position, office, or other material relationship that any selling security-holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Response: The Company believes that the only security-holders who had such forms of material relationship(s) with the Company are James Cassidy and James McKillop. With respect to Mr. Cassidy and also Mr. McKillop, the Company has revised the applicable disclosure within this section of the Form S-1 to note this information.

3. It does not appear that Mr. Michael Mo is selling any shares in this offering. Please remove him from the selling shareholders table.

Response: In accordance with this comment, Mr. Mo has now been removed from the table of selling shareholders listed in the Form S-1/A.

Exhibits, page 57

Exhibit 5.1, page 57

4. We note your response to comment 8 of our letter dated July 14, 2016. We also note that your opinion references 11,600,000 shares of common stock and your registration statement is only registering 3,000,000 shares offered by the company and 800,000 shares offered by the selling security holders. Please provide an opinion that addresses the legality of the shares of common stock offered by the company and the selling security holders.

Response: The opinion has been updated to reflect figures in the registration statement regarding the shares that are offered for sale pursuant to the registration statement on Form S-1.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. As such, it appears that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to counsel via lwcassidy@aol.com and tony@tonypatel.com

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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